ANNOUNCEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS ("AGMS")

In accordance with Article 13 of the Articles of Association of PT INDOSAT Tbk hereinafter referred to as the Company, this Announcement serves to inform that the AGMS of the Company will be held on:

Date : Tuesday, June 22, 2010
Time : 2.00 p.m. (local time) till end
Venue : Auditorium, Indosat Building
Jl. Medan Merdeka Barat No.21
Jakarta 10110

Shareholders who are entitled to attend the AGMS are:

a. Those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia ("PT KSEI"), only the shareholders whose names are registered in the Company's Share Register as at **4.00 p.m. (local time) of June 4, 2010**; or their authorized representative.

b. Those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at **4.00 p.m. (local time) of June 4, 2010**; or their authorized representative.

The invitation for the above mentioned AGMS would be advertised in the same daily newspaper on June 7, 2010.

Jakarta, May 21, 2010

PT INDOSAT Tbk
Board of Directors